UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Toro Corp. (the “Company”) on May 28, 2026, reporting the Company’s financial results for the three months ended March 31, 2026.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto (other than the section entitled “Management Commentary:”) are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652 and 333-290645).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: May 28, 2026

	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer